082-03209

Puxkandl, Bibiana-Maria

Von:	Investor Relations
Gesendet:	Dienstag, 21. April 2009 15:31
An:	Investor Relations
Betreff:	OMV Annual General Meeting on May 13, 2009
Anlagen:	OMV_Convocation AGM 2009_e.pdf; OMV_§§153-170-174_AGM 09 _e.pdf

We are pleased to inform you about the ordinary Annual General Meeting of OMV Aktiengesellschaft.

OMV_Convocation AGM 2009_e.pdf... OMV_§§153-170-174_AGM 09_e.pdf...

The **Annual General Meeting** will be held on **May 13, 2009** in the Austria Center Vienna (ACV), Bruno-Kreisky-Platz 1, 1220 Vienna, at 2.00pm (CET). The ACV can be reached by using the subway line U1, station Kaisermühlen - Vienna International Centre (VIC), exit Schüttaustraße. In case you arrive with your car, you can use the car park facility free of charge.

The presentation will be webcast live on OMV's website www.omv.com > Investor Relations > Events > Annual General Meeting 2009. A replay will be available after the event.
Further details, e.g. depositary process, voting card, etc. are enclosed herewith.
If we can be of any further assistance, please do not hesitate to call our Investor Relations Team at +43 1 404 40-21600.

Yours sincerely,

[redacted]

Investor Relations Team
OMV Aktiengesellschaft
Otto-Wagner-Platz 5
~~1090 Wien~~ / Vienna
Austria
Tel. + 43 (1) 40 440-21600
Fax + 43 (1) 40 440-29496
www.omv.com

If you cannot open the attached file(s) please use the following web site to download the Adobe Acrobat Reader software www.adobe.com/products/acrobat/readstep.html
If you would like to be taken off our mailing list, please let us know by sending an e-mail to [mailto:investor.relations@omv.com] using the subject line for "unsubscribe

---

OMV Aktiengesellschaft,
Vienna

Convocation of the Annual General Meeting

on May 13, 2009, at 2:00 pm (CET), at the AUSTRIA CENTER VIENNA, in Bruno-Kreisky-Platz 1, 1220 Vienna, Austria.

Agenda:

1) Submission of the approved 2008 Financial statements of OMV Aktiengesellschaft, the Directors' report of OMV Aktiengesellschaft, the Consolidated financial statements including the Directors' report of the OMV Group as well as the Report of the Supervisory Board

2) Distribution of dividends

3) Share buy back and reselling

4) Amendment of authorized capital, authorization to issue convertible bonds, exclusion of subscription rights, creation of conditional capital, amendments of the Articles of Association to that effect in Article 3 Section 5 (highlighted):

   Article 3 Section (5) lit. a), b) and c) shall read as follows:

   "a) The Executive Board has been authorized by resolution adopted at the General Meeting held on May 13, 2009 to increase, subject to the consent of the Supervisory Board, the share capital of the company by May 13, 2014, in one or several tranches, up to an aggregate amount not exceeding EUR 77,900,000 by issuing up to 77,900,000 new no-par value common voting shares issued in bearer form against cash or contributions in kind, also excluding shareholders' rights of subscription in the event of contributions in kind and, subject to the consent of the Supervisory Board, to set the issue price and conditions of issuance (authorized capital). The Supervisory Board has been authorized to adopt amendments to the articles of association which result from the issuance of shares according to the authorized capital.

   b) The share capital has been conditionally increased in accordance with Article 159 Section 2 lit. 1 of the Austrian Stock Corporation Act by up to EUR 77,900,000 by the issue of up to 77,900,000 no-par value common shares in bearer form (conditional capital). The conditional increase of capital will only be carried out to the extent that holders of the convertible bonds issued on the basis of the General Meeting resolution of May 13, 2009 exercise their right to convert them into shares of the company. The issue price and the exchange ratio are to be calculated by using accepted finance mathematical methods and by consideration of the OMV share price within an accepted pricing practice (basics of the calculation of the issue price); the issue price may not lie below the proportionate amount of the share capital. The new shares issued shall be entitled to receive dividends corresponding to that of shares traded on the stock exchange at the time of issue. The Executive Board is authorized to set forth further details concerning the execution of the conditional increase of capital upon approval of the Supervisory Board.

   c) The total number of new shares currently or potentially to be issued under the terms of the convertible bonds and the number of shares to be issued from the authorized capital may not exceed 77,900,000 (amount-related determination of authorizations in accordance with lit. a and b), whereby the conversion right of the holders of the convertible bonds must be granted in every case."

5) Amendments of the Articles of Association

   - Article 4 Section 2 delete the last sentence.
   - Article 9 Section 1 delete the last sentence.
   - Article 13 Section 9 shall be supplemented by:
     "Hereunder also qualify amendments of the wording due to amendments enacted by law."
   - To be supplemented: "Article 26: Permitted Languages

(1) Legally effective notices from shareholders or third parties acting on their behalf (e. g. banks) are to be addressed to the company in German or English. This applies in particular for deposit confirmations.
(2) The General Meeting shall be conducted in German."

6) Election of chartered accountants for the business year 2009

7) Discharge of the members of the Executive Board and the Supervisory Board for the business year 2008

8) Resolution on the remuneration of the members of the Supervisory Board for the business year 2008

9) Election of the members for the Supervisory Board

The German version of the report according to Articles 153 Section 4, 170 Section 2 and 174 Section 4 Stock Corporation Act regarding the exclusion of subscription rights will be published together with this convocation in the official gazette of the "Wiener Zeitung" and is also made available to the public in the Company's headquarters at Otto-Wagner-Platz 5, 1090 Vienna, Austria.

The financial statements, the consolidated financial statements, the report of the supervisory board as well as the proposal for the distribution of the profit for the business year 2008 are made available to the public in the Company's headquarters. Moreover the financial statements of OMV Aktiengesellschaft and the consolidated financial statements of OMV Group including their annexes will be published in the official gazette of the "Wiener Zeitung" on May 16, 2009.

In general all publications related to this Annual General Meeting can be downloaded from the Company's website www.omv.com and are also made available in electronic form due to Article 82 Section 9 Stock Exchange Act to the extent legally required.

All shareholders who have deposited their shares at one of the following depositing agencies by the close of business on May 7, 2009 at the latest will be entitled to participate in the Annual General Meeting to exercise their right to vote and to propose motions:

- all main branches of domestic (Austrian) banks
- every notary public and
- the Company

Shareholders are requested to carry out the deposit process via their depositary banks at the depositing agencies.

The deposit is also deemed to be made in accordance with the rules if the share certificates are put in custody with the approval of a depositing agency at any other financial institution until the end of the Annual General Meeting.

The deposit confirmation by the depositing agency will be submitted to the Company either in its original form or as a certified copy no later than one working day after the last day of the depositing term (in advance via fax [no. +43 (0)5 0100/916383] or via e-mail [ingrid.lausch@hauptversammlung.at]).

The Company's share capital is divided into 300,000,000 no par value shares. Each share represents one voting right. Shares in possession of the Company are not entitled to vote. Therefore 298,747,101 voting rights are currently exercisable. Shares still in circulation with a nominal value of ATS 100 or ATS 1,000 will be admitted to the Annual General Meeting until their exchange and will hold their voting right and the profit right, in the course of which every par value share at the nominal value of ATS 100 represents one voting right and every par value share at the nominal value of ATS 1,000 represents ten voting rights.

For the avoidance of further inquiries the depositing agencies are requested to indicate the number of shares and the number of voting rights on the voting cards or the confirmation of depositing in accordance with the above mentioned regulation at the occasion of issuing the voting cards or deposit certificates.

The shareholders will have again the opportunity to exercise their voting rights by an independent representative – namely the Interessenverband für Anleger (IVA), Feldmühlgasse 22, 1130 Vienna, Austria, office@iva.or.at, phone: +43 (1) 87 63 343/30. For IVA Mr. Michael Knap (michael.knap@iva.or.at) will represent by request all those shareholders, which properly deposited their shares but cannot personally participate in the Annual General Meeting.

Representation is possible in two ways:

a) The shareholder of OMV Aktiengesellschaft authorizes the deposit bank to execute the confirmation of the deposit of his OMV shares for Mr. Michael Knap, as representative, c/o IVA, Feldmühlgasse 22, 1130 Vienna, Austria, and to send the confirmation directly to Mr. Michael Knap. In this case instructions are not possible and Mr. Knap (or his sub-authority) is authorized to exercise the voting right at his own discretion.

b) The shareholder applies for a confirmation of the deposit of his shares at his deposit bank. On this deposit conformation (or on a separate paper) Mr. Knap has to be authorized with the representation in written form. The deposit confirmation including the written authorization has to be sent to Mr. Knap, c/o IVA, Feldmühlgasse 22, 1130 Vienna, Austria. Furthermore, the shareholder may give Mr. Knap (or his sub-authority) instructions regarding different voting rights. Without instructions Dr. Knap is authorized to exercise the voting right at his own discretion.

The motions due for approval will be published on the Company's website (www.omv.com) under "About OMV → Corporate Governance & Organization → General Meeting → AGM 2009" as soon as the Company has notice on it. To ensure that the original deposit confirmation (incl. the authorization) will reach IVA before the Annual General Meeting in time, we kindly ask you to consider the time of the post sending. It is planned to install a separate email address to give the shareholders the possibility to give or to change instructions during the Annual General Meeting. This email address will be announced at OMV's website.

According to Article 23 Section 6 of the Articles of Association of the Company, the dividend as resolved by the Annual General Meeting, shall become payable 30 days after the resolution of the Annual General Meeting, unless differently decided upon. The respective dividend announcement will be made on May 16, 2009. Shareholders may exercise their rights to dividends via their depositing bank by submitting the coupon no. 36 which will credit the dividend to the respective account utilizing the paying agents.

We request to plan sufficient time considering the expected high number of participants and the nowadays usual security requirements.

The General Meeting is the prime organ of a stock corporation as it is the forum of the owners of the Company, the shareholders. Therefore we kindly ask for your understanding that such meeting is not an event for guests – even if we appreciate such interest – and that participation as guest is only possible by advanced notification [Tel. +43 (1) 40 440/21417].

Vienna, April 21, 2009

The Executive Board

OMV Aktiengesellschaft

Report pursuant to Art. 153 para. 4 in conjunction with Art. 170 para. 2 and Art. 174 para. 4 of the Austrian Stock Corporation Act (Aktiengesetz)

The Executive Board of OMV Aktiengesellschaft intends to propose resolutions to the General Meeting of the company with which the Executive Board shall be authorised to issue convertible bonds and to increase the capital including with exclusion of the subscription rights of shareholder.

In accordance with the relevant legal regulations, the Executive Board of OMV Aktiengesellschaft reports as follows.

R E P O R T:

1. It is intended to authorize the Executive Board by means of resolutions of the General Meeting,

   (i) with the consent of the Supervisory Board to issue bearer convertible bonds up until May 13, 2014 up to an aggregate amount of up to EUR 3,000 million in one or several tranches and to grant the holders of the convertible bonds conversion rights for up to 77,900,000 common shares in bearer form in accordance with further terms for convertible bonds to be specified by the Executive Board as well as to exclude the subscription right of the shareholders to the convertible bonds; and

   (ii) with the consent of the Supervisory Board regarding the existing authorized capital which is to be extended to a volume of up to 77,900,000 shares and to a the term up to May 13, 2014 (Art 3 (5) a) of the articles of association) to exclude the subscription right in the event of contributions in kind.

   The convertible bonds can also be issued by a direct or indirect wholly-owned subsidiary of OMV Aktiengesellschaft; in this event, the Executive Board shall be authorized, with the consent of the Supervisory Board, to assume a guarantee for the company for the convertible bonds and to grant the holders of the convertible bonds conversion rights to bearer shares of OMV Aktiengesellschaft.

   To service the convertible bonds, the Executive Board shall be authorized to use conditional capital or own shares or to use a combination of conditional capital and own shares. The issue price and issue terms are to be stipulated by the Executive Board.

2. The proposed authorization to exclude subscription rights in cases of contributions in kind in the event of the issue of new common voting shares made out to bearer from the authorized capital is in the interests of the company and the shareholders.

   In the past, OMV Aktiengesellschaft has consistently implemented its strategic aim to expand into countries in Central Europe and to become one of the major players in the respective relevant markets. Today, the group headed by OMV Aktiengesellschaft is the leading central and southeastern European energy enterprise.

   The sustainable continuation of this expansion and development of new markets in all business divisions shall remain a key element of the strategy of OMV Aktiengesellschaft. The aim is to achieve a higher degree of integration in both Refining and Marketing as well as in Exploration and Production and in the gas and power operations and to strengthen the earnings power of the group. This can in particular be attained through the acquisition of corresponding associates mainly in the European growth belt and beyond.

   The preparation and structuring of transactions in relation to the acquisition of associates or companies and as experience shows the associated complex negotiations demand in the same way the greatest level of flexibility regarding the use of the financing instruments available, and if so to optimize the balance sheet structure, and this flexibility can determine the success or failure of such a project. To ensure this flexibility in terms of financing for such projects, the introduction of conditional capital for the issue of convertible bonds shall create the opportunity to optimally manage the financing in terms of costs and forms (equity and borrowings).

Regardless of the fact that in terms of its existing capital structure, OMV Aktiengesellschaft currently has considerable scope to take up outside capital, the Executive Board believes that it is expedient to also facilitate the financing of further expansion measures through (conditional) capital and to strengthen simultaneously the balance sheet structure. The application made at the same time for authorization to exclude subscription rights in the event of a conditional capital increase is related to this, whereby in total (aggregate conditional and authorized capital increase) the number of shares issued may not exceed 77,900,000.

In summary, when weighing up all the circumstances outlined, the authorization to exclude subscription rights within the limits described is necessary, suitable and appropriate and objectively justified and advisable in the overwhelming interest of the company. An acquisition of associates or other assets or specific transaction structures in the interests of the company and the shareholders could necessitate the issue of new common shares made out to bearer with exclusion of subscription rights. Should the Executive Board make use of the authorization granted to it to exclude subscription rights, the Executive Board shall prepare a new written report on the grounds for the exclusion of the subscription right and publish this in accordance with Art. 171 para 1 of the Austrian Stock Corporation Act. In such a report, the Executive Board must also particularly justify the issue price of the new shares underlying the capital increase against contributions in kind.

3. The proposed authorization to exclude the subscription right to convertible bonds is in the interest of the company and the shareholders. The advantages of convertible bonds can generally be seen in four significant aspects: attractive financing opportunities for the company, tapping into new investor groups, to the company an attractive exchange ratio and issuance of convertible bonds against contributions in kind.

3.1 Attractive financing opportunities. Investors receive a return on the convertible bonds with comparatively low risk with regard to repayment of the capital employed. At the same time, they are granted the right to acquire shares of the company at a price already fixed (exchange price) at the time of issue of the convertible bond, facilitating access to the assets and earnings power of the company. In this way, investors also obtain the opportunity to participate in growth in value of the company. The company has been actively managing its capital structure for a long time in order to keep the capital costs as low as possible. Convertible bonds represent and have represented an appropriate tool with which to achieve this goal. With the components outlined above, namely the high level of protection for bondholders and the possibility of taking part in price rises through the right to convert the bond into shares, the company acquires flexible and fast access to attractive financing terms, partly below the level of outside capital instruments. Convertible bonds also offer the opportunity to use the strong volatility in the company's share price to the company's advantage and thereby lower the company's capital costs. However, attractive financing terms can only be obtained if the company can respond quickly and flexibly to favorable market conditions. This advantage would be eradicated by a rights issue with a minimum subscription period of at least two weeks.

Through the terms of the convertible bonds, the issue price of the shares to be issued shall be higher than the share price at the time of issue so that additional capital can flow into the company compared to an immediate capital increase. Experience has shown that the exchange price on issues with exclusion of subscription rights can usually be set higher than on comparable issues which grant a subscription right. This stems from the structure of rights issues where a minimum subscription period of two weeks has to be observed. If subscription rights are excluded, more funds can be generated for the company from a lower number of shares to be issued. For this reason, the exclusion of the subscription rights has meanwhile become common practice when issuing convertible bonds in the international capital market.

In addition, the issue of convertible bonds shall extend the capital structure of the company and improve the balance sheet structure of the company. Depending on the structure selected, part of the outside financing raised through the convertible bond can be rated in the same way as equity by international rating agencies. Such a valuation in turn may facilitate an improved rating of the company and can therefore

lead to lower financing costs for future outside capital for the company. Furthermore, a convertible bond is often perceived as a positive signal in the capital market regarding the confidence of the management for the future trend in the share price. This confidence is reflected in the exchange price which can generally be set higher if subscription rights are excluded.

3.2. Tapping into new investor groups. Convertible bonds are usually only subscribed by institutional investors specializing in this form of investment and are also to be acquired by the convertible bonds to be issued. By issuing convertible bonds without subscription rights the company can develop a new investor base. The issue of convertible bonds with subscription rights would make it impossible or only possible to a limited extent to place these with institutional investors. In addition, it should be noted that in a market valuation of a convertible bond with subscription rights (i.e. the best terms achievable in the market by the company), the subscription rights are worthless. By dispensing with the time-consuming and therefore expensive processing of subscription rights, the company's capital requirement resulting from short-term market opportunities can be met very promptly and additional new investors can be gained at home and abroad. By providing the option of excluding subscription rights, a strengthening of equity and a reduction of financing costs is achieved in the interests of the company and all shareholders.

3.3. Exchange price. The issue price (exchange price) of the shares to be issued when the exchange rights and/or subscriptions rights are exercised is calculated from the closing price on the Vienna stock exchange on the day preceding the allocation of the convertible bond plus a premium which corresponds to the expected share price performance of the company in conjunction with similar transactions in the relevant market. In this way, the company is in a position to flexibly determine attractive issue terms within the authorization period. At the same time, the expected development of the share price can be taken into account and details provided of the usual terms and customs of the international financial markets at the time of issue.

3.4 Contribution in kind: See reasoning above (2.).

3.5. Weighing of interests. The proposed authorization to exclude the subscription right is objectively justified by the intended goal, namely to ensure the optimization of the capital structure and reduce financing costs, thereby further strengthening and improving the competitive position of the company in the interests of the company and the shareholders. Furthermore, the exclusion of subscription rights is also appropriate and necessary because the anticipated inflow of equity from the target-group specific orientation of the convertible bonds replaces more cost-intensive capital measures, offers favorable financing terms and secures a long-term and flexible business planning and realization of planned corporate goals for the benefit of the company and therefore also all shareholders. Without the subscription right exclusion, the company will not be able to respond quickly and flexibly to favorable conditions in the market. The Executive Board of the company expects that the company's advantage from issuing convertible bonds without subscription rights will benefit all shareholders and will clearly outweigh the (potential) pro rata reduction in shareholding of the shareholders excluded from the subscription rights and therefore that the interests of the company outweigh those of the shareholder. To summarize, when weighing up all the circumstances outlined above, it can be stated that the authorization to exclude subscription rights within the limits described, is necessary, appropriate and objectively justified and advisable in the overwhelming interest of the company.

Vienna, April 21, 2009

The Executive Board